# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARRIOTT VACATIONS WORLDWIDE Corp, CIK 0001524358
CUSIP: 57164Y107
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 7812 Palm Parkway, Orlando, Florida (FL), 32836
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0000902664-24-002998
Filed by CIK 0001786767
Persons authorized to receive notices and communications: Christian Asmar, Impactive Capital LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; Lauren Taylor Wolfe, Impactive Capital LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,380,818; sole dispositive power 0; shared dispositive power 3,380,818; aggregate amount beneficially owned 3,380,818 (9.8% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,380,818; sole dispositive power 0; shared dispositive power 3,380,818; aggregate amount beneficially owned 3,380,818 (9.8% of the class)
- Lauren Taylor Wolfe (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,380,818; sole dispositive power 0; shared dispositive power 3,380,818; aggregate amount beneficially owned 3,380,818 (9.8% of the class)
- Christian Asmar (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,380,818; sole dispositive power 0; shared dispositive power 3,380,818; aggregate amount beneficially owned 3,380,818 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: MARRIOTT VACATIONS WORLDWIDE Corp
Address of issuer's principal executive offices: 7812 Palm Parkway, Orlando, Florida (FL), 32836
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 19, 2024 (as amended, the "Schedule 13D"). This Amendment No. 4 amends Items 4 and 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The sales of the securities reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and are not an indication of the Reporting Persons' view on the future prospects of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 34,395,320 Shares outstanding as of July 30, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A attached hereto and incorporated by reference herein.

## Signatures
- Impactive Capital LP: /s/ Christian Asmar, By: Impactive Capital LLC, General Partner, By: Christian Asmar, Managing Member (08/20/2026)
- Impactive Capital LLC: /s/ Christian Asmar, Christian Asmar, Managing Member (08/20/2026)
- Lauren Taylor Wolfe: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Individually (08/20/2026)
- Christian Asmar: /s/ Christian Asmar, Christian Asmar, Individually (08/20/2026)